UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-11978

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE MANITOWOC COMPANY, INC. 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Manitowoc Company, Inc.

11270 West Park Place

Suite 1000,

Milwaukee, WI 53224

Table of Contents

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Report of Independent Registered Public Accounting Firm	4
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	15
SIGNATURES	17

REQUIRED INFORMATION

The following financial statement and schedules of The Manitowoc Company, Inc. 401(k) Retirement Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

Report of Independent Registered Public Accounting Firm

Plan Administrator

The Manitowoc Company, Inc. 401(k) Retirement Plan

Milwaukee, WI

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Manitowoc Company, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedule (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2003.

Radnor, Pennsylvania

June 11, 2021

The Manitowoc Company, Inc. 401(k) Retirement Plan

Statement of Net Assets Available for Benefits

As of December 31, 2020 and 2019

	December 31, 2020	December 31, 2019

Assets
Mutual funds	$125,510,424	$109,017,531
Common collective trusts	134,158,563	130,795,543
The Manitowoc Company, Inc. common stock	9,065,393	13,609,540
Total Investments, at fair value	268,734,380	253,422,614

Receivables:
Employer contributions, receivable	2,025,871	2,175,560
Notes receivable from participants	2,704,574	2,513,288
Total receivables	4,730,445	4,688,848

Net assets available for benefits, at fair value	$273,464,825	$258,111,462

See accompanying notes to the financial statements.

The Manitowoc Company, Inc. 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2020

December 31, 2020

Additions
Investment income
Net appreciation in fair value of investments	$27,992,173
Interest and dividends	4,357,752
Total earnings	32,349,925

Interest income on notes receivable from participants	149,572

Contributions
Employer	5,764,698
Participant	7,454,483
Rollover	513,388
Total contributions	13,732,569

Deductions
Benefits paid to participants	30,670,959
Plan administrative expenses	207,744
Total deductions	30,878,703

Net increase in net assets available for benefits	15,353,363

Net assets available for benefits, beginning of year	258,111,462

Net assets available for benefits, end of year	$273,464,825

See accompanying notes to the financial statements.

The Manitowoc Company, Inc. 401(k) Retirement Plan

Notes to financial statements

1. Description of Plan

Plan Description

The following description of The Manitowoc Company, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering substantially all salaried and nonunion hourly employees of participating companies of The Manitowoc Company, Inc. (the “Company”) who are scheduled to work at least 20 hours per week and have completed one hour of service.  Those who are not scheduled to work at least 20 hours per week are eligible to enter on the first day of the plan year upon completion of 1,000 hours of service within a 12-month period.  Participating companies include the Company and all subsidiaries and affiliates of the Company, as defined in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Company Retirement Plan Committee (the “Committee”) is responsible for oversight of the Plan.  The Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance, and reports to the Board of Directors.

Effective October 31, 2019, all assets and liabilities of The Manitowoc Company, Inc. Retirement Savings Plan, were transferred into the Plan. The merger of The Manitowoc Company, Inc. Retirement Savings Plan into the Plan resulted in dissolution of the Master Trust.

Contributions

Employees are automatically entered into the Plan after meeting the applicable eligibility requirements, with a deferral of 5% of their compensation unless they affirmatively elect an alternative deferral amount or elect not to participate in the Plan.  Participants may elect to change this deferral to an alternative amount by electing a deferral between 0% to 75% of eligible compensation up to a maximum contribution subject to limitations established by the Internal Revenue Service (IRS).  Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.  The Plan allows direct rollovers from other qualified plans.  Rollovers are not matched.

The Company contributes a matching contribution at the safe harbor match of 100% of the first 3% and 50% of the next 2% of contributed pay, which vests immediately.  The Company also may provide a discretionary profit-sharing contribution.  In 2020 and 2019, the Company made a profit-sharing contribution of $1,918,792 and $2,094,904, respectively. Total annual employer contributions to a participant’s account are limited to the lesser of 100% of the participant’s compensation for the year or the maximum contribution allowable under the IRS.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, an allocation of plan earnings/losses, and is reduced for participant’s withdrawals, investment expenses (based on account balances and participant investment elections) and an allocation of recordkeeping and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Manitowoc Company, Inc. 401(k) Retirement Plan

Notes to financial statements

Vesting

All employee contributions, the Company matching contributions and associated earnings are immediately 100% vested.

The graduated vesting schedule applies to the Company discretionary profit-sharing contribution, which vests at the rate of 20% per year, with participants becoming fully vested after five years of service. Participants who leave the Company because of normal retirement, disability, or death are considered to be 100% vested.

Voting Rights on The Manitowoc Company, Inc. Common Stock (“Company Stock”)

Voting rights for all Participants who own Company Stock in their account shall be determined in accordance with Code Section 409(e)(2). As provided under Code Section 409(e)(2), each Participant in the Plan is entitled to direct the Trustee as to the manner in which to vote all whole shares of Company Stock which are entitled to vote and are allocated in the account of such Participant. As required under ERISA, the Trustee shall vote all such shares in accordance with those instructions. Votes representing fractional shares of stock shall be voted in the same ratio, and for and against each issue, as the applicable vote directed by Participants with respect to whole shares of stock. Shares of Company Stock owned by the Plan, but not voted by the Participant to whose account such shares have been allocated shall be voted by the Trustee in its absolute discretion.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The notes are secured by the balance in the participant’s account and bear interest at prime plus 1%.  Interest rates on existing loans as of December 31, 2020, ranged from 4.25% to 6.5%.  Notes are repaid through payroll deductions over a period not to exceed five years.

On April 16, 2020, the Retirement Plan Committee approved expansion of plan loan provisions under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) to permit higher loan limits (the lesser of $100,000 or 100% of their vested balance) and a deferment of loan repayments until December 31, 2020.

Payment of Benefits

Plan benefits are available at normal retirement age (age 65), disability retirement, death and termination of employment with vested interests.  Benefits are payable in one lump sum, direct rollover, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract.  In addition, hardship distributions out of the participant’s voluntary contributions account are permitted if certain criteria are met.  The Plan also allows for in-service distributions upon attaining age 59½.  Distributions may be made as soon as administratively feasible.

On March 20, 2020, the Retirement Plan Committee adopted certain provisions of the CARES Act including permitting qualified individuals to withdraw up to $100,000 in 2020. Such withdrawals are not subject to 10% early withdrawal excise tax and income tax is spread over three years. The withdrawals, if applicable, have an option of an extended repayment period of within three years.

Forfeitures

As of December 31, 2020 and 2019, forfeited non-vested accounts totaled $16,759 and $18,360 respectively.  These accounts will be used to reduce future employer contributions.  During 2020 and 2019, employer contributions were reduced by $0 and $39,346, respectively, from forfeited non-vested accounts.  Forfeitures can also be used to offset plan expenses.  During 2020 and 2019, forfeitures used to offset plan expenses were $70,273 and $30,107, respectively.

The Manitowoc Company, Inc. 401(k) Retirement Plan

Notes to financial statements

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s Committee determines the Plan’s valuation policies utilizing information provided by its investment advisors and trustee.  See Note 3, “Fair Value Measurement,” for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  No allowance for credit losses has been recorded as of December 31, 2020 or 2019.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, and the participant has reached a distributable event, the participant loan balance is reduced, and a benefit payment is recorded.

Administrative Expenses

Administrative expenses, investment consulting, legal and audit fees incurred by the Plan are paid from the assets of the Plan. Fees related to administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.

3. Fair Value Measurement

Accounting Standards Codification (“ASC”) Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820-10 classifies the inputs used to measure fair value into the following hierarchy:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, or

Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or

Inputs other than quoted prices that are observable for the asset or liability

The Manitowoc Company, Inc. 401(k) Retirement Plan

Notes to financial statements

Level 3	Unobservable inputs for the asset or liability

The fair value measurement level within the fair value hierarchy of an asset or liability is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in methodologies used as of December 31, 2020 and 2019.

Mutual funds:  Mutual funds consist of publicly traded funds of registered investment companies. The fair value of these investments is determined by the underlying securities of the mutual funds and valued as Level 1 within the valuation hierarchy.

Company Stock: The Manitowoc Company, Inc common stock is based on the unadjusted quoted market price. The fair value of the stock is classified as Level 1 within the valuation hierarchy.

Common/collective trust funds:  Valued at the net asset value (“NAV”) of units held by the Plan at year-end, provided by the administrator of the fund.  The NAV is based on the value of the underlying assets of the fund, minus its liabilities, and then divided by the number of units outstanding.  The NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2020:

	Fair Value Measurements as of December 31, 2020
	(Level 1)	(Level 2)	(Level 3)	Fair value as of December 31, 2020

Mutual funds	$125,510,424	$—	$—	$125,510,424
Company Stock	9,065,393	—	—	9,065,393
Investments at net asset value (a)	—	—	—	134,158,563
Total investments	$134,575,817	$—	$—	$268,734,380

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The Manitowoc Company, Inc. 401(k) Retirement Plan

Notes to financial statements

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2019:

	Fair Value Measurements as of December 31, 2019
	(Level 1)	(Level 2)	(Level 3)	Fair value as of December 31, 2019

Mutual funds	$109,017,531	$—	$—	$109,017,531
Company Stock	13,609,540	—	—	13,609,540
Investments at net asset value (a)	—	—	—	130,795,543
Total investments	$122,627,071	$—	$—	$253,422,614

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

4. Net Asset Value Per Share

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share as of December 31, 2020:

	Fair Value Estimated Using Net Asset Value
	Per Share as of December 31, 2020
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Pooled Separate Accounts (a)	$94,240,466	—	Daily	Written or telephone notice	1 day
Managed Income Portfolio II (b)	$39,918,097	—	Daily	Written or telephone notice	1 day

(a)	The objective of the Pooled Separate Accounts is to seek high total return until the target retirement date. Additionally, the accounts seek high current income and capital appreciation.
(b)	The objective of the Managed Income Portfolio II is to preserve the principal investment while earning a level of interest income that is consistent with principal preservation.

The Manitowoc Company, Inc. 401(k) Retirement Plan

Notes to financial statements

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share as of December 31, 2019:

	Fair Value Estimated Using Net Asset Value
	Per Share as of December 31, 2019
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Pooled Separate Accounts (a)	$88,447,731	—	Daily	Written or telephone notice	1 day
Goldman Sachs Stable Value Fund (b)	$41,784,902	—	Daily	Written or telephone notice	1 day
Managed Income Portfolio II (b)	$562,910	—	Daily	Written or telephone notice	1 day

(a)	The objective of the Pooled Separate Accounts is to seek high total return until the target retirement date. Additionally, the accounts seek high current income and capital appreciation.
(b)

The objective of the Goldman Sachs Stable Value Fund and Managed Income Portfolio II is to preserve the principal investment while earning a level of interest income that is consistent with principal preservation.

5. Party-in-Interest Transactions

Transactions involving the Company common stock and notes receivable from participants are considered party-in-interest transactions.  These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of ERISA regulations.

Transactions involving investments administered by Fidelity, the Plan trustee, are considered party-in-interest transactions. These transactions are not, however, considered prohibited under ERISA regulations. As noted in Note 2, the Plan paid certain expenses related to the Plan operations and investment activity to various service providers. These transactions qualify as party-in-interest transactions. These transactions are not, however, considered prohibited under ERISA regulations.

6. Plan Termination

The Company intends to continue the Plan indefinitely; however, the Company reserves the right to terminate the Plan at any time.  In the event of termination, all amounts credited to participants’ accounts shall become 100% vested and distributed to participants in accordance with the Plan’s provisions.

7. Tax-Exempt Status of the Plan

On March 31, 2014, the IRS declared that the Plan is qualified pursuant to Section 401 of the IRC.  Plan management believes any amendments and events since the effective date of the last IRS determination letter do not affect the qualified status of the Plan.  Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

The Manitowoc Company, Inc. 401(k) Retirement Plan

Notes to financial statements

8. Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

The Manitowoc Company, Inc. 401(k) Retirement Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2020

EIN# 39-0448110

Plan # 001

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value

	TRP BLUE CHIP GRTH I		**	$20,114,218
	AB SM CAP GRTH Z		**	11,709,580
	INVS DEVELOP MKT Y		**	1,497,197
	ABF INTL EQUITY R5		**	1,317,910
	AF EUROPAC GROWTH R5		**	6,758,205
	WA CORE BOND IS		**	23,729,930
	JPM EQUITY INCOME R6		**	7,943,959
	MM SEL MID CAP GR I		**	13,588,003
	VRTS C MDCP VL EQ R6		**	4,292,143
	WF SPL SM CAP VAL R6		**	4,501,112
*	MANITOWOC STOCK		**	9,065,393
*	FID GOVT MMKT		**	22,726
*	MIP II CL 1		**	39,918,097
*	FID TOTAL MKT IDX		**	30,035,441
*	FIAM BLEND TD 2055 Q		**	3,545,781
*	FIAM BLEND TD 2060 Q		**	1,342,856
*	FIAM BLEND TD INC Q		**	1,718,959
*	FIAM BLEND TD 2015 Q		**	5,582,698
*	FIAM BLEND TD 2020 Q		**	7,055,459
*	FIAM BLEND TD 2025 Q		**	15,738,228
*	FIAM BLEND TD 2030 Q		**	15,956,423
*	FIAM BLEND TD 2035 Q		**	11,828,601
*	FIAM BLEND TD 2040 Q		**	12,025,799
*	FIAM BLEND TD 2045 Q		**	10,877,630
*	FIAM BLEND TD 2050 Q		**	8,568,032
	Total Investments			$268,734,380

*	Participant Loans	4.25% to 6.50% notes, maturing through December 2025		$2,704,574

	Total assets			$271,438,954

* Represents a party-in-interest as defined by ERISA.

** The cost of participant-directed investments is not required to be disclosed.

See accompanying notes to the financial statements.

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX
Exhibit No.	Description	Filed Herewith

23.1	Consent of WIPFLI LLP	X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2021	The Manitowoc Company, Inc.
(Registrant)

/s/ Aaron H. Ravenscroft
Aaron H. Ravenscroft
President and Chief Executive Officer
(Principle Executive Officer)

/s/ David J. Antoniuk
David J. Antoniuk
Executive Vice President and Chief Financial Officer
(Principle Financial Officer)